Form 51-102F1

Annual Management Discussion and Analysis

For

CanAlaska Uranium Ltd.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.) (the “Company” or “CanAlaska”) for the three months ended July 31, 2007 and should be read in conjunction with the financial statements for the three months ended July 31, 2007 and related notes.  The date of this management discussion and analysis is September 28, 2007.  Additional information on the Company is primarily available on SEDAR at www.sedar.com.

Business of CanAlaska

CanAlaska is an exploration stage company engaged in the acquisition, exploration and development of mineral properties in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company is exploring for high grade uranium deposits in the Athabasca Basin area of Saskatchewan.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information or future events.

Project Overview

In the first quarter ended 31 July  2007, the Company continued its very active exploration program in the Athabasca basin of Saskatchewan, exploring for uranium mineral deposits.

The Company owns a 100% interest in a large land package, over 2.5 million acres, both within and on the outskirts of the Athabasca basin, and had four exploration crews working over the summer-fall, with up to 110 personnel working from camps in the north and northeast areas and on Lake Athabasca.

In May, the company commenced mobilization of field  summer crews for six projects, and five camps, and continued drilling at West Mc Arthur, where Mitsubishi Development Pty is earning into a 50% interest by funding $11M of exploration and payments.

Airborne geophysics, was carried out on the NE Wollaston property, and on the Grease River Project, the latter where Yellowcake Uranium and Uranium Prospects PLC are earning a 60% interest by expenditures of $5M.

The Company opened a new exploration and service office in Saskatoon, and committed to a smaller office location in downtown Vancouver.  The Company entered into agreements to produce a corporate video to outline the location and significant aspects of uranium in the Athabasca, as well as our major alliances. The Company attended two trade shows in the period to update investors on Corporate activities as well as presentations to financial institutions.

The Company is continuing to review property options and strategic alliances with outside interests, with the view to continuing extensive exploration on its properties in the near term.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for CanAlaska for each of the three most recently completed financial fiscal years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Fiscal years ended April 30, (audited)
	2007	2006	2005
Total Revenues (i)	$1,095,788	$236,689	$40,976
General and administrative expenses	2,054,845	1,764,173	1,841,441
Mineral property cash costs	13,776,723	7,399,726	1,985,509
Net income (loss) ➢ In total ➢ Basic and diluted loss per share	(1,135,450) (0.01)	(328,159) (0.01)	(1,912,218) (0.06)
Totals Assets	33,207,438	18,822,102	7,071,197
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

(i)   Total revenues includes interest income, management fee income, gain on sale of portfolio investments and other income.

Selected Quarterly Financial Information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31
	2007	2007	2007	2006	2006	2006	2006	2005
Total revenues	$155,981	$974,212	$29,341	$63,381	$28,854	$198,954	$15,523	$8,679
Net loss (income)	621,725	297,607	810,614	373,648	346,890	(735,004)	354,576	433,862
Net loss (income) per share	0.01	0.01	0.01	0.01	0.01	(0.01)	0.01	0.01
Total assets	30,523,412	33,207,438	24,725,583	21,514,809	18,457,140	18,822,102	12,262,233	10,245,904

Results of Operations

The three months ended July 31, 2007 resulted in a net loss of $621,725 which compares with a loss of $346,890 for the same period in 2006.  General and administrative expenses for the three months ended July 31, 2007 were $777,706, an increase of $401,962 over the same period in 2006.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $122,466 for the period ended July 31, 2007 compared to $127,045 for the previous year. Management fees of $171,021 were recorded as compared to $26,376 in the prior year as a management agreement with the Chairman was terminated with the payout of one year’s compensation plus a bonus payment of six months compensation for a total payout of $153,144. Wages of $91,163 were recorded, an increase of $72,505 over the previous year as more staff were hired to handle the increased work of the exploration projects. All other general and administrative costs were consistent when compared to the previous fiscal three months as the Company continues to be very active in obtaining financing and incurring significant exploration expenditures.

Interest income was $40,857, an increase of $23,365 over the same period in 2006 as the Company had significantly higher cash balances. Management fee income of $115,124 was earned for being the operator of three option agreements on certain of its Saskatchewan mineral properties.

For the three months ended July 31, 2007, the Company incurred gross mineral property exploration costs of $4,882,903 with $1,426,877 being recovered exploration costs from optionees. The Company incurred exploration costs of $1,102,518 on the West McArthur project and received $1,126,877 of option payments from Mitsubishi Development Pty Ltd. under the terms of their option agreement.    The Company spent $744,136 on the Helmer project as compared to $433,310 for the year ended April 30, 2007. The Company spent $979,695 on the Lake Athabasca project as compared to $1,478 867 the year ended April 30, 2007.  The Company spent $524,912 the NE Athabasca project as compared to $3,495,075 in the prior year due to detailed structural mapping, surface sampling and geophysical surveying undertaken in the current three months.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence the Company has required further staff to handle incoming enquiries, and to prepare documentation for trade shows during the three months.  This increased activity is expected to continue in the current three months. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows was generally on a shared basis with associated companies, cost $114,666 for the three months ended July 31, 2007, a decrease of $53,958 over the same period in 2006.

Liquidity and Capital Resources

As at July 31, 2007, the Company’s working capital, defined as current assets less current liabilities, was $7,556,673 compared with working capital of $12,497,057 at April 30, 2007.

During the three months ended July 31, 2007, 65,100 options were exercised for gross proceeds of $30,300.

The Company has portfolio investments with a book value of $611,124 and market value of $1,673,641 as at 31 July 2007. The main investments consist of 1,091,800 shares of Pacific North West Capital Corp., 343,007 shares of Freegold Ventures Limited and 260,131 shares of El Nino Ventures Inc. All these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding shares of 107,762,858 at July 31, 2007.

Contractual Commitments

The Company is committed under several leases with third parties for office premises with the following lease payments:

Fiscal year ended April 30,	2008	2009	2010	2011	2012	Thereafter
Office lease - Kerrisdale	$59,631	$59,631	$59,631	$9,939	-	-
Office lease- Vancouver	$36,480	$54,720	$54,720	$18,240	-	-
Office lease- Saskatoon	$75,207	$82,044	$82,044	$82,044	$82,044	6,837

A Company controlled by Harry Barr was entitled to receive compensation from the Company through a management agreement dated June 1, 1995. Compensation due under the agreement was $8,508 per month plus benefits.  The Officer and Director was also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  The current three-year agreement expired in June 2007.  During the period, this agreement was terminated with the payout of agreed one year’s compensation plus a bonus payment of six months compensation for a total payout of $153,144.

By agreement dated 1 May 2007, the Company agreed to pay the President $165,000 annually.  The fee shall be increased annually at the discretion of the Company’s compensation committee, and not less than the annual percentage rate of inflation or five percent whichever is greater.

No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 4 to the July 31, 2007 financial statements.

New Appointments

Mr. Harry Barr stepped down as Chairman and director of the Company on June 13, 2007. On June 28 the Company appointed Dr. Karl Schimann as Vive President Exploration and Mr. Emil Fung as a director and Vice President Corporate Development. The Company also formed an advisory board to assist the Company’s future developments. The advisory board is comprised of: Dr. Ken Cai, Mr. Daniel Faure, and Ms. Nana Lampton.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 to the financial statements for the three months ended July 31, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, and the determination of fair value on share option compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies.

Financial Instruments and Other Instruments

CanAlaska’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, portfolio investments, accounts payable and accrued liabilities and amounts due to directors. Unless otherwise noted, it is management’s opinion that CanAlaska is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value, with the exception of portfolio investments where the fair value exceeds the carrying value by $1,062,517.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at July 31, 2007, there were 107,762,858 outstanding common shares.  During the period, 65,100 common shares were issued.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in note 6 (d) to the 13 July 2007 financial statements.

Related Party Transactions

A total of $171,021 was paid to a Company controlled by the Chairman and Director of the Company which included $153,144 as his agreement for management services was terminated.  A total of $45,852 was paid to the VP of Exploration of the Company for consulting services.  A total of $60,249 was paid to the VP Corporate Development of the Company for consulting services. A total of $7,807 was paid to a Company controlled by the Corporate Secretary of the Company for consulting services.   A total of $8,100 was paid to a Company controlled by the Chief Financial Officer of the Company for accounting services.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $4,500 has been paid/accrued to directors.

Other Events

On 12 June 2007 the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire on June 12, 2017 (the “Expiration Time”). Pursuant to the Rights Plan, the Board of Directors declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Rights Plan. To constitute a “Permitted Bid”, an offer must be made in compliance with the Rights plan and must be made to all holders of voting shares (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.  The Rights Plan is subject to shareholder approval.

By a Memorandum of Understanding between the Company and Hanwha Corporation (“Hanwha”), Hanwha will lead a Korean Consortium of companies to invest $19,000,000 towards the earn-in of a 50% ownership interest in the Cree East Project over a 4-year period.  As part of the agreement, all exploration expenditures incurred by the Company on the Project since 1 June 2007 shall be reimbursed to the Company by the Korean Consortium.  It is now the intention of both parties to execute a definitive Letter Agreement by no later than 30 September 2007.  Following the execution of the Letter Agreement, the parties will obtain requisite board and regulatory approvals with the objective of closing the transaction on or before 11 October 2007.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed, management of the Company has determined that certain weaknesses existed in internal controls over financial reporting.  The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting and has retained an independent consultant for the current three months to assist with such disclosures.

Internal Controls and Procedures

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Company’s generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal period ended 31 July 2007. Management has determined that certain weaknesses existed in the design of its internal control and has concluded that its internal controls were not operating effectively.  Management has retained an independent consultant for the current year to assist with its U.S. GAAP reconciliation and continues to review and refine its internal controls and procedures.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. The Company has completed risk assessments with the help of professional management consultants BGH Consulting, and has adopted an operational and insurance scheme to quantify and minimize the Company’s risks and uncertainties. The Company also consulted and implemented field operational, safety and environmental policies consistent with its ongoing needs.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

The Company has acquired through staking a significant land position in the Athabasca Basin area of Saskatchewan and is exploring these areas for high grade uranium deposits. CanAlaska currently has optioned five of its Saskatchewan properties to several companies. The Elliot Lake property in Ontario and VBE II properties in Labrador have also been sold to third parties. The Glitter Lake property in Quebec is optioned to Pacific North West Capital Corp. in which they are earning an interest in the project by carrying all costs and making exploration expenditures. The Company ended 31 July  2007 with a strong cash position that will enable it to continue its own exploration efforts in Canada and New Zealand as it continues to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of CanAlaska has approved the disclosure contained in this Interim Management Discussion & Analysis. A copy of this Interim Management Discussion & Analysis will be provided to anyone who requests it.